UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A

(Amendment No. 4)

UNDER THE SECURITIES EXCHANGE ACT OF 19341

Lifeway Foods, Inc.
 (Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

531914109
 (CUSIP Number)

Julie Smolyansky, CEO
Lifeway Foods, Inc.
6431 West Oakton St.
Morton Grove, IL 60053
(847) 967-1010
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

May 22, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

__________________

1   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 531914109	13D	Page 2 of 13

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ludmila Smolyansky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP** (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,525,354
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 7,525,354
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,525,354
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.75%
14	TYPE OF REPORTING PERSON ** IN
**SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 531914109	13D	Page 3 of 13

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Julie Smolyansky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP** (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 541,060
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 541,060
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 541,060
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.22%
14	TYPE OF REPORTING PERSON ** IN
**SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 531914109	13D	Page 4 of 13

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Edward Smolyansky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP** (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 339,246
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 339,246
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 339,246
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.02%
14	TYPE OF REPORTING PERSON ** IN
**SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 531914109	13D	Page 5 of 13

AMENDMENT NO. 4 TO SCHEDULE 13D

This Amendment No. 4 amends and supplements the Schedule 13D/A filed on May 6, 2003 by Ludmila Smolyansky, the Schedule 13D/A filed by Julie Smolyansky on December 19, 2003 and the Schedule 13D/A filed by Edward Smolyansky on December 19, 2003.  This Amendment is being filed by Ludmila Smolyansky, Julie Smolyansky and Edward Smolyansky for the purpose of (i) clarifying their intent to act as a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and (ii) providing additional information regarding their respective beneficial ownership.

Item 1.	Security and Issuer

Common stock, no par value (the “Common Stock”) of Lifeway Foods, Inc., an Illinois corporation, with its principal executive offices at 6431 W. Oakton Street, Morton Grove, Illinois 60053 (the “Issuer”).

Item 2.	Identity and Background

(a)  This statement is filed by Ludmila Smolyansky, an individual resident of Illinois; Julie Smolyansky, an individual resident of Illinois; and Edward Smolyansky, an individual resident of Illinois (together, the “Reporting Persons”).

(b)  The business address of the Reporting Persons is 6341 W. Oakton Street, Morton Grove, Illinois 60053.

(c)  Ludmila Smolyansky's principal occupation is as the Chairperson of the Board of Directors of Issuer.  Julie Smolyansky's principal occupation is as the President and Chief Executive Officer of Issuer.  Julie Smolyansky also serves as a Director of Issuer.  Edward Smolyansky's principal occupation is as the Chief Financial and Accounting Officer and Treasurer of Issuer.

(d)  None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Reporting Persons is a U.S. citizen.

CUSIP No. 531914109	13D	Page 6 of 13

Item 3.	Source and Amount of Funds or Other Consideration

Ludmila Smolyansky

On August 9, 2004 Ludmila Smolyansky acquired 3,410,816 shares of Common Stock through an acquisition by inheritance from the Estate of Michael Smolyansky.

On July 29, 2005, Ludmila Smolyansky disposed of 1,200 shares of Common Stock.

On October 7, 2005, Ludmila Smolyansky acquired 2,000 shares of Common Stock for a total purchase price of $22,648.00 in personal funds.

From June 5, 2006 through December 20, 2006, Ludmila Smolyansky disposed of 98,478 shares of Common Stock.

From April 24, 2007 through April 25, 2007, the Smolyansky Family Foundation, of which Ludmila Smolyansky is a trustee, disposed of 33,281 shares of Common Stock.

On May 20, 2007, Ludmila Smolyansky disposed of 6,800 shares of Common Stock and the Smolyansky Family Foundation acquired 2,800 shares of Common Stock by gift.

From July 13, 2007 through September 10, 2007, Ludmila Smolyansky disposed of 34,000 shares of Common Stock.

On August 20, 2007, the Smolyansky Family Foundation disposed of 5,519 shares of Common Stock.

From April 21, 2008 through December 3, 2008, Ludmila Smolyansky disposed of 33,400 shares of Common Stock and the Smolyansky Family Foundation disposed of 15,000 shares of Common Stock.

On May 23, 2008, the Smolyansky Family Foundation acquired 5,000 shares of Common Stock by gift.

From April 20, 2009 through April 30, 2009, Ludmila Smolyansky disposed of 4,032 shares of Common Stock and the Smolyansky Family Foundation disposed of 5,000 shares of Common Stock.

From May 20, 2009 through June 1, 2009, Ludmila Smolyansky disposed of 5,968 shares of Common Stock.

CUSIP No. 531914109	13D	Page 7 of 13

Julie Smolyansky

On January 6, 2004, Julie Smolyansky acquired 1,500 shares of Common Stock by gift.

On February 20, 2004, Julie Smolyansky disposed of 3,000 shares of Common Stock.

On April 12, 2004, Julie Smolyansky acquired 1,000 shares of Common Stock pursuant to a grant under the Lifeway Foods, Inc. Consulting and Services Compensation Plan.

On April 13, 2004, Julie Smolyansky disposed of 5,000 shares of Common Stock.

On August 9, 2004, Julie Smolyansky acquired 104,930 shares of Common Stock by inheritance from the Estate of Michael Smolyansky.

On February 17, 2005, JEL General Partnership, of which Julie Smolyansky is a general partner, acquired 5,700 shares of Common Stock by gift.

On June 1, 2005, Julie Smolyansky acquired 2,000 shares of Common Stock from the Issuer pursuant to an employee benefit plan.

From July 29, 2005 through December 20, 2006, Julie Smolyansky disposed of 8,500 shares of Common Stock.

On June 5, 2006, Julie Smolyansky acquired 4,000 shares of Common Stock by gift.

On October 25, 2006, JEL General Partnership disposed of 11,400 shares of Common Stock.

On May 20, 2007, Julie Smolyansky acquired 2,000 shares of Common Stock by gift.

On June 1, 2007, Julie Smolyansky acquired 3,000 shares of Common Stock from the Issuer pursuant to an employee benefit plan.

From September 5, 2007 through September 10, 2007, Julie Smolyansky disposed of 15,000 shares of Common Stock.

On May 23, 2008, Julie Smolyansky acquired 1,700 shares of Common Stock by gift.

On July 1, 2008 Julie Smolyansky acquired 5,000 shares of Common Stock from the Issuer pursuant to an employee benefit plan.

On July 10, 2008, Julie Smolyansky acquired 5,000 shares of Common Stock from the Issuer pursuant to an employee benefit plan.

CUSIP No. 531914109	13D	Page 8 of 13

From December 1, 2008 through December 4, 2008, Julie Smolyansky acquired an aggregate of 25,000 shares of Common Stock through a series of open market or private purchases for a total purchase price of $175,725.92 in personal funds.

Edward Smolyansky

On April 12, 2004, Edward Smolyansky acquired 1,000 shares of Common Stock pursuant to a grant under the Lifeway Foods, Inc. Consulting and Services Compensation Plan.

From July 28, 2004 through August 2, 2004, Edward Smolyansky disposed of 7,500 shares of Common Stock.

On August 9, 2004, Edward Smolyansky acquired 104,930 shares of Common Stock by inheritance from the Estate of Michael Smolyansky.

On February 17, 2005, JEL General Partnership, of which Edward Smolyansky is a general partner, acquired 5,700 shares of Common Stock by gift.

On February 18, 2005, Edward Smolyansky acquired 6,400 shares of Common Stock through a private transaction entered into pursuant to a settlement agreement.

On March 14, 2005, Edward Smolyansky acquired an aggregate of 4,205 shares of Common Stock through open market or private purchases for a total price of $31,756.75 in personal funds.

On March 15, 2005, Edward Smolyansky acquired an aggregate of 3,000 shares of Common Stock through open market or private purchases for a total purchase price of $23,240.00.

On June 1, 2005, Edward Smolyansky acquired 2,000 shares of Common Stock from the Issuer pursuant to an employee benefit plan.

On June 5, 2006, Edward Smolyansky acquired 4,000 shares of Common Stock by gift.

From February 2, 2006 through February 23, 2007, Edward Smolyansky disposed of 30,900 shares of Common Stock and the JEL General Partnership disposed of 11,400 shares of Common Stock.

On May 20, 2007, Edward Smolyansky acquired 2,000 shares of Common Stock by gift.

On June 1, 2007, Edward Smolyansky acquired 3,000 shares of Common Stock from the Issuer pursuant to an employee benefit plan.

From July 6, 2007 through June 19, 2008, Edward Smolyansky disposed of 23,811 shares of Common Stock.

CUSIP No. 531914109	13D	Page 9 of 13

On May 23, 2008, Edward Smolyansky acquired 1,700 shares of Common Stock by gift.

On July 1, 2008, Edward Smolyansky acquired 5,000 shares of Common Stock from the Issuer pursuant to an employee benefit plan.

From September 18, 2008 through December 3, 2008, Edward Smolyansky disposed of 58,309 shares of Common Stock.

From June 3, 2009 through June 4, 2009, Edward Smolyansky disposed of 1,700 shares of Common Stock.

Item 4.	Purpose of Transaction

The Reporting Persons are filing this Schedule 13D/A to report their intent to act as a group.

Item 5.	Interest in Securities of the Issuer

(a)           Ludmila Smolyansky beneficially owns 7,525,354 shares of Common Stock, representing 44.75% of the total outstanding Common Stock as of June 3, 2009.  Julie Smolyansky beneficially owns 541,060 shares of Common Stock, representing 3.22% of the total outstanding Common Stock as of June 3, 2009.  Edward Smolyansky beneficially owns 339,246 shares of Common Stock, representing 2.02% of the total outstanding Common Stock as of June 3, 2009.

(b)           Ludmila Smolyansky has sole voting and dispositive control over the 7,525,354 shares reported herein.  Julie Smolyansky has sole voting and dispositive control over the 541,060 shares reported herein.  Edward Smolyansky has sole voting and dispositive control over the 339,246 shares reported herein.

(c)           The following sets forth certain information regarding all transactions in the Common Stock that were effected by the Reporting Persons during the past 60 days:

Holder	Date	Amount Disposed of	Average Price Per Share	Where and How Effected
Smolyansky Family Foundation[1]	4/20/09	1,000	$8.3701	Open Market
Smolyansky Family Foundation	4/20/09	118	$8.37	Open Market
Smolyansky Family Foundation	4/20/09	1,882	$8.36	Open Market
Smolyansky Family Foundation	4/20/09	740	$8.36	Open Market
Smolyansky Family Foundation	4/20/09	260	$8.25	Open Market
Smolyansky Family Foundation	4/20/09	581	$8.25	Open Market
Smolyansky Family Foundation	4/20/09	419	$8.2201	Open Market

CUSIP No. 531914109	13D	Page 10 of 13

Ludmila Smolyansky	4/30/09	2,532	$9.05	Open Market
Ludmila Smolyansky	4/30/09	1,000	$9.01	Open Market
Ludmila Smolyansky	4/30/09	500	$9.02	Open Market
Ludmila Smolyansky	5/20/09	2,000	$11.01	Open Market
Ludmila Smolyansky	6/01/09	1,680	$11.34	Open Market
Ludmila Smolyansky	6/01/09	320	$11.24	Open Market
Ludmila Smolyansky	6/01/09	1,968	$11.22	Open Market
Edward Smolyansky	6/03/09	700	$11.73	Open Market
Edward Smolyansky	6/04/09	1,000	$12.05	Open Market
_____________________
1  Ludmila Smolyansky is a trustee of the Smolyansky Family Foundation.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the persons named in Item 2 hereof, or between such persons and the other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions of profits or loss, or the giving or withholding of proxies.

CUSIP No. 531914109	13D	Page 11 of 13

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement, dated June 3, 2009, between Ludmila Smolyansky, Julie Smolyansky and Edward Smolyansky relating to the filing of a joint statement on Schedule 13D.

CUSIP No. 531914109	13D	Page 12 of 13

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  June 5, 2009

By:	/s/ Ludmila Smolyansky
Ludmila Smolyansky

By:	/s/ Julie Smolyansky
Julie Smolyansky

By:	/s/ Edward Smolyansky
Edward Smolyansky

CUSIP No. 531914109	13D	Page 13 of 13

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement, dated June 3, 2009, between Ludmila Smolyansky, Julie Smolyansky and Edward Smolyansky relating to the filing of a joint statement on Schedule 13D.